Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-144621 and 333-58886) pertaining to the 2000 Long-Term Incentive Plan and Registration Statement (Form S-8 No. 333-81732) pertaining to the 2001 Employee Stock Purchase Plan and UK Savings Related Share Option Plan of Interactive Data Corporation and subsidiaries of our reports dated February 26, 2010 with respect to the consolidated financial statements and schedule of Interactive Data Corporation and subsidiaries, and the effectiveness of internal control over financial reporting of Interactive Data Corporation and subsidiaries, included in this Annual Report (Form 10-K) for the year ended December 31, 2009.

/s/    Ernst & Young LLP

Boston, Massachusetts

February 26, 2010